UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number: 001-37563

For the month of: August, 2016

KLONDEX MINES LTD.

1055 West Hastings St., Suite 2200, Vancouver BC, V6E 2E9, CANADA
Address of Principal Executive Office

Indicate by check mark whether the registrant files or will file annual reports under cover:

Form 20-F [ ]      Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLONDEX MINES LTD.
/s/ Barry Dahl
Date: August 19, 2016	Barry Dahl
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	A copy of the Underwriting Agreement, dated August 18, 2016, relating to the Subscription Receipts offering.

99.2	A copy of the Subscription Receipt Agreement, between the Registrant, GMP Securities L.P., BMO Nesbitt Burns Inc., and Computershare Trust Company of Canada, dated August 18, 2016.

99.3	A copy of the Special Warrant Indenture between the Registrant and Computershare Trust Company of Canada, dated August 18, 2016.